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19006210

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MAR 29 2019

Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67357

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ShorelineAmbrose Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6310 Greenwich Drive, Suite 120
(No. and Street)

SAN DIEGO	CA	92122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicolette Denney (760) 815-1817
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thayer O'Neal Company, LLC
(Name – *if individual, state last, first, middle name*)

101 Parklane Blvd., Suite 201	Sugar Land	TX	77478
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Timothy G. Malott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ShorelineAmbrose Advisors, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

-NONE-

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document

State of California, County of San Diego
Subscribed and sworn to (or affirmed) before me on this 27th day of March 2019 by Timothy G. Malott proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me

Signature ________ (seal)

Notary Public

MARQUERITE OLER
Commission No. 2254498
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Comm. Expires SEPTEMBER 10, 2022

Signature

President/CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ShorelineAmbrose Advisors LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2018

Contents

ShorelineAmbrose Advisors LLC

Independent Auditor's Opinion

For the Year-ended December 31, 2018

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
ShorelineAmbrose Advisors LLC
6310 Greenwich Drive, Suite 120
San Diego CA 92122

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of ShorelineAmbrose Advisors LLC (the "Company") as of December 31, 2018, and the related statement of operations, changes in members' equity and cash flows for the year then ended, December 31, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and the Agreed Upon Procedures Report (statement related to SIPC reconciliation), if and as applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

THAYER O'NEAL & COMPANY, LLC

Thayer O'Neal Company, LLC

We have served as the ShorelineAmbrose Advisors LLC's auditor since 2019.

Sugar Land, TX

March, 26, 2019

ShorelineAmbrose Advisors LLC

Financial Statements

For the Year-ended December 31, 2018

ShorelineAmbrose Advisors LLC
Statement of Financial Condition
As of December 31, 2018

Assets

Cash	$	80,498
Accounts receivable		-
Total assets	$	80,498

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	8,374
Total liabilities		8,374
Members' equity		
Members' equity		72,124
Total members' equity		72,124
Total liabilities and members' equity	$	80,498

The accompanying notes are an integral part of these financial statements.

ShorelineAmbrose Advisors LLC
Statement of Operations
For the Year-Ended December 31, 2018

Revenues	
Income	$ 2,053,513
Total revenues	2,053,513
Expenses	
Service related costs and referral fees	1,835,070
Occupancy	59,400
Insurance	30,843
Regulatory fees	20,515
Travel and entertainment	19,525
Professional fees	14,700
Other operating expenses	31,724
Total expenses	2,011,777
Net income before income tax provision	41,736
Income tax provision	6,800
Net income	$ 34,936

The accompanying notes are an integral part of these financial statements.

ShorelineAmbrose Advisors LLC
Statement of Cash Flows
For the Year-Ended December 31, 2018

Cash flow from operating activities:		
Net income		$ 34,936
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Decrease in assets:	-	
Accounts Receivable	$ 25,000	
Increase in liabilities:		
Accounts payable and accrued expenses	2,048	
Total adjustments		27,048
Net cash provided by operating activities		61,984
Cash flow from investing activities		
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Members' contributions	10,000	
Net cash provided by financing activities		10,000
Net increase in cash		71,984
Cash at beginning of year		8,514
Cash at end of year		$ 80,498
Cash paid during the period for:		
Income taxes	$ 6,800	

The accompanying notes are an integral part of these financial statements.

ShorelineAmbrose Advisors LLC
Statement of Changes in members' equity
As of and for the Year-Ended December 31, 2018

	Member's Equity
Balance at January 1, 2018	$ 27,188
Members' contributions	10,000
Net income	34,936
Balance at December 31, 2018	$ 72,124

The accompanying notes are an integral part of these financial statements.

ShorelineAmbrose Advisors LLC
Notes to Financial Statements
As of and for the Year-Ended December 31, 2018

NOTE 1. NATURE OF OPERATIONS

ShorelineAmbrose Advisors LLC (the "Company") is a California Limited Liability Company ("LLC") registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended. The Company was organized on April 3, 2006. In May 2016, the Company changed their name to ShorelineAmbrose Advisors LLC. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is an LLC and due to the nature of an LLC, its member has limited liability.

The Company is a corporate finance advisory firm, providing a range of merger and acquisition ("M&A") solutions for the business market. It does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

The Company is a subsidiary of a partnership of Shoreline Partners, LLC and Ambrose Capital Partners, LLC, (the "Parents"). Shoreline Partners, LLC entered into an agreement on April 29, 2016 with Ambrose Capital Partners, LLC whereby both own 50% of ShorelineAmbrose Advisors LLC.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and in the format prescribed by Rule 15a-5 under the Securities Exchange Act of 1934 for broker/dealers in securities.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Revenue Recognition

Revenues from contracts with customers are comprised of service related fees and referral fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction.

Concentration of Credit Risk

The Company maintains its bank accounts at financial institutions located in California, the balances of which, at times, may exceed federally insured limits. The Company has not experienced any losses in such cash accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Income Taxes

The member is required to report any gains, losses, credits or deductions on its individual tax returns. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements. If such examination results in a change in the Company's income tax status, a provision for income taxes may need to be recorded. The Company is subject to a California limited liability company annual tax and fees of $6,800.

NOTE 3. NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

NOTE 4. FAIR VALUE

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

NOTE 5. CONTINGENCIES

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statements of the Company.

NOTE 6. RELATED PARTY TRANSACTIONS

The Company has a month-to-month cost sharing agreement with its Parents whereby the Company pays the Parents for use of office space and general office services. During the year ended December 31, 2018, the Company incurred $132,000 of expenses which is included in various expense accounts in the statement of operations.

The Company pays its Parents for consulting services. During the year ended December 31, 2018, the Company incurred $1,654,745 of consulting expenses for services provided by its Parents; this amount is included in service related costs in the statement of operations.

NOTE 7. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 25, 2019, which is the date the financial statements were available to be issued.

ShorelineAmbrose Advisors LLC

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year-ended December 31, 2018

ShorelineAmbrose Advisors LLC
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Computation of Net Capital

Total Stockholder's Equity	$	72,124
Non-Allowable Assets	$	-
Haircuts on Securities Positions		
Securities Haircuts	$	-
Undue Concentration Charges	$	-
Net Allowable Capital	$	72,124

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	559
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	67,124

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	8,374
Percentage of Aggregate Indebtedness to Net Capital		11.61%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2018	$	72,124
Adjustments		
Increase (Decrease) in Equity	$	-
(Increase) Decrease in Non-Allowable Assets	$	-
(Increase) Decrease in Securities Haircuts	$	-
(Increase) Decrease in Undue Concentration Charges	$	-
Net Capital per Audit	$	72,124
Reconciled Difference	$	-

ShorelineAmbrose Advisors LLC
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $62,124 which was $67,124 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 12%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.

ShorelineAmbrose Advisors LLC

Supplementary Exemption Report Pursuant to SEA Rule 17a-5

As of and for the Year-Ended December 31, 2018

Independent Public Accountants Review Report on ShorelineAmbrose Advisors LLC's Exemption

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i)

Tim Malott
ShorelineAmbrose Advisors LLC
6310 Greenwich Drive,
Suite 120
San Diego, CA 92122

SEC Mail Processing
MAR 29 2019
Washington, DC

Dear Tim Malott:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which ShorelineAmbrose Advisors LLC identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. ShorelineAmbrose Advisors LLC stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. ShorelineAmbrose Advisors LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ShorelineAmbrose Advisors LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

THAYER O'NEAL & COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX

March, 26, 2019

ShorelineAmbrose Advisors LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

ShorelineAmbrose Advisors LLC
6310 Greenwich Drive, Suite 120
San Diego, CA 92122

January 21, 2019

Thayer O'Neal & Company LLC
101 Parklane Blvd., Suite 201
Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, ShorelineAmbrose Advisors LLC;

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3;
2. We have met the identified exemption from January 01, 2018 through December 31, 2018, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Tim Malott
President
ShorelineAmbrose Advisors LLC

ShorelineAmbrose Advisors LLC

Supplementary Agreed Upon Procedures Report

Pursuant to SEA Rule 17a-5(e)(4)

As of and for the Year-Ended December 31, 2018

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

ShorelineAmbrose Advisors LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report Of Independent Registered Public Accounting Firm On Applying
Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)

ShorelineAmbrose Advisors LLC is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2018, which were agreed to by ShorelineAmbrose Advisors LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating ShorelineAmbrose Advisors LLC's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. ShorelineAmbrose Advisors LLC's management is responsible for ShorelineAmbrose Advisors LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.
2. Compared audited Total Revenue for the period of January 01, 2018 through December 31, 2018 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

THAYER O'NEAL & COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX

March, 26, 2019

ShorelineAmbrose Advisors LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

SIPC Reconciliation

Form	Filing Date	Amount Paid	Check Number	Filed/Paid To
SIPC 6	07/26/2018	$1,556	1666	SIPC
SIPC7	01/30/2019	$1,523.82	1680	SIPC
Total		$3,080.27		
Amount Due per Reconciliation		$3,080.27		
Overpayment (Underpayment)		$ 0.00		